EUOKO, INC.

Suite #314 - 837 West Hastings Street

Vancouver, BC V6C 3N6

Canada

December 27, 2007

VIA COURIER & EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549-7010

United States of America

Attention:	Mr. Michael Moran

Accounting Branch Chief

Dear Mr. Moran:

Re:       Euoko, Inc. (formerly Vita Equity, Inc.)
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Form 10-QSB for the Fiscal Quarter Ended March 31, 2007 and June 30, 2007
Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2007
File No. 0-51163

                Thank you for your letter of December 4, 2007 with respect to the Form 10-KSB for the fiscal year ended December 31, 2006, Form 10-QSB for the fiscal quarter ended March 31, 2007 and June 30, 2007 and the Form 10-QSB/A for the fiscal quarter ended September 30, 2007 (together, the “Filings”) by Euoko, Inc. (the “Company”). We have included one marked copy of the amendment to each of these documents to expedite your review. Please find our responses to your comments below.

Form 10-QSB, Euoko, Inc. (formerly Vita Equity, Inc.) – for the Fiscal Quarter Ended June 30, 2007

Note 5 – Subsequent Events, page F-10

1.            Your observations are correct. The proposed share exchange has not yet been completed. We intend to complete the share exchange in the near future. The transaction will consist of our purchase of all of the issued and outstanding shares of a private company and will not represent a recapitalization of Euoko Inc. Canada. Currently the transaction has not been completed and as such the accounting treatment is to disclose the transaction in the notes to the financial statements as a commitment or subsequent event.  When the acquisition is completed the transaction will be accounted for using the purchase method for business combinations.

As mentioned, the transaction has not been completed. Following the completion of the transaction, we intend to file the required current report on Form 8-K regarding consummation of the transaction and the financial statements of the surviving entity along with the pro forma financial statements showing the impact of the transaction.

Currently the transaction has not been completed and as such the accounting treatment is to disclose the transaction in the notes to the financial statements as a commitment or subsequent event.  When the acquisition is completed the transaction will be accounted for using the purchase method for business combinations.

Item 6. Exhibits, page 13

Exhibit 31.1

2.            We have deleted the titles of the officer from the first sentence of the certification and rendered it to the exact format as provided by Item 601(b)(31) of Regulation S-B. We confirm that the inclusion of the title of our principal executive officer and our principal financial officer in the first line of each certification for the fiscal year ended December 31, 2006 and for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 was not intended to limit the capacity in which such individual provided the certification filed with our Form 10-KSB for the fiscal year ended December 31, 2007 and for the Form 10-QSB, for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and,
•	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss our responses during your review, please contact our attorney, Bernard Pinsky, at (604) 643-3153. We look forward to your response.

Yours truly,

EUOKO, INC.

Per: /s/ Dwight Webb

Dwight Webb

Encl.

cc:	Clark Wilson LLP
attn: Bernard Pinsky
Fax: 604.687.6314

CW1560024.2